United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42952

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LTD

(Registrant’s Name)

55 Ayer Rajah Crescent #5-05

Singapore 139949

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Securities Purchase Agreement

Phaos Technology Holdings (Cayman) Ltd. (the “Company”), a Cayman Islands exempted company, entered into a securities purchase agreement (the “Purchase Agreement”) dated as of September 28, 2026, with High West Partners LLC, a California limited liability company (the “Investor”).

Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Investor from time to time, and the Investor has agreed to purchase, Class A ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), up to a commitment amount equal to the greater of (i) $10,000,000 of Ordinary Shares or (ii) if the Ordinary Shares are listed on an exchange operated by The Nasdaq Stock Market or the New York Stock Exchange (an “Exchange”), an amount of Ordinary Shares constituting the Exchange Cap (as defined below) (collectively, the “Commitment Amount”). The available amount under the Purchase Agreement is initially $10,000,000 and will be reduced by the applicable purchase amount each time the Investor purchases Ordinary Shares pursuant to the Purchase Agreement. “Exchange Cap” is defined in the Purchase Agreement to mean, if the Ordinary Shares are listed on an Exchange, a limitation on the number of Ordinary Shares issuable under the Purchase Agreement to no more than 19.99% of the Ordinary Shares outstanding as of September 28, 2026, together with any floor-price and shareholder-approval requirements necessary to comply with the applicable rules of the Exchange.

In addition, the Company has agreed to issue to the Investor a number of Ordinary Shares equal to $100,000 divided by the closing price of the Ordinary Shares on the Commitment Shares Determination Date (as defined below) (the “Commitment Shares”) as a commitment fee. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the Commencement Date (as defined below) and issued upon the delivery of the first Purchase Notice. “Commencement Date” refers to the date on which all the conditions to the Company’s right to sell, and the Investor’s obligation to purchase, the Ordinary Shares under the Purchase Agreement have been satisfied. “Commitment Shares Determination Date” means the earlier of (i) the Business Day immediately preceding the effectiveness of the registration statement and (ii) the Business Day prior to the date that the Investor delivers a written request to the Company for the issuance of the Commitment Shares. The Company’s right to sell shares to the Investor that commences on the Commencement Date, ends on the 36th month anniversary of the Commencement Date.

Purchases under the Purchase Agreement may be effected through Single Day Purchases (as defined below) or VWAP Purchases (as defined below), in each case at the applicable purchase price and subject to the purchase limitations and other terms and conditions set forth in the Purchase Agreement.

With respect to each purchase requested by the Company pursuant to a Single Day Purchase Notice (a “Single Day Purchase”), the maximum number of Ordinary Shares that the Company may require the Investor to purchase shall be the lesser of (i) 40% of the three-day average daily trading volume, or (ii) the Investment Limit (as defined below) divided by the highest Closing Sale Price (as defined below) of the Ordinary Shares over the most recent five Trading Days immediately preceding receipt of the subject Purchase Notice on any single Trading Day (the “Single Day Purchase Share Limit”). The Investor may waive the Single Day Purchase Share Limit to permit the purchase of additional Ordinary Shares under a Single Day Purchase Notice. The purchase price per Ordinary Share for each Single Day Purchase (the “Single Day Purchase Price”) will equal the average of the three lowest traded prices of the Ordinary Shares on the applicable Single Day Purchase Date, subject to appropriate adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction. Pursuant to the Purchase Agreement, “Investment Limit” means $1,000,000, subject to increase at the mutual consent of the Investor and Company. “Closing Sale Price” means, for any security as of any date, the last closing sale price on such date for such security on the Principal Market as reported by the Principal Market (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, the Company may, from time to time, direct the Investor to purchase Ordinary Shares pursuant to a VWAP Purchase Notice (each, a “VWAP Purchase”). The maximum number of Ordinary Shares subject to a VWAP Purchase Notice may not exceed 200% of the average daily trading volume for the five Trading Days prior to the Investor’s receipt of the VWAP Purchase Notice (the “VWAP Purchase Share Maximum”). The purchase price per Ordinary Share for each VWAP Purchase will equal 97% of the lowest daily VWAP of the three consecutive Trading Days beginning with the Investor’s receipt of a VWAP Purchase Notice, subject to the limitations and adjustments set forth in the Purchase Agreement (the “VWAP Purchase Price”).

Concurrently with the Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to file a new registration statement on Form F-1 with the Securities and Exchange Commission, within 30 days after the execution date of the agreement, covering the resale of the Ordinary Shares issuable under the Purchase Agreement and the Commitment Shares.

The Purchase Agreement and Registration Rights Agreement contain customary representations, warranties and agreements of the Company and the Investor, as well as customary indemnification rights and obligations of the parties. The Investor further agrees, among other things, to certain beneficial ownership limitations as stipulated in the Purchase Agreement.

The Purchase Agreement and Registration Rights Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Purchase Agreement and Registration Rights Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated as of September 28, 2026
10.2	Registration Rights Agreement dated as of September 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 30, 2026

Phaos Technology Holdings (Cayman) Ltd.

By:	/s/ Gan Hong Loon
Name:	Gan Hong Loon
Title:	Director, Chief Financial Officer, and Interim Chief Executive Officer